Exhibit 4.5

             FIRST AMENDMENT TO THE FIDELITY FINANCIAL OF OHIO, INC.
                             1997 STOCK OPTION PLAN



Section 8.05(a) of the Fidelity Financial of Ohio, Inc. 1997 Stock Option Plan shall be amended and restated in its entirety as follows:

     "(a) General Rule. Except as provided in Sections 8.05(b) and 8.10, each Option or portion thereof granted to Employees and Non-Employee Directors shall be exercisable at any time on or after it vests and becomes exercisable until the earlier of (i) ten (10) years after its date of grant or (ii) three (3) months after the date on which the Optionee ceases to be employed (or in the service of the Board of Directors or an Advisory Board of Directors, in the case of Non-Employee Directors) by the Corporation and all Subsidiary Companies, unless the Board of Directors or the Committee in its discretion decides at the time of grant or thereafter to extend such period of exercise upon termination of employment or service from three (3) months to a period of not exceeding one (1) year."